January 7, 2022

Ms. Keira Nakada
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, D.C. 20549

> Re: **Golden Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 12, 2021**
> **File No. 000-24993**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2021**
> **Filed November 5, 2021**
> **Response dated October 22, 2021**
> **File No. 000-24993**
> **Telephone discussion on December 13, 2021**
> **Response dated December 22, 2021**
> **Telephone discussion on January 5, 2022**

Dear Ms. Nakada:

Golden Entertainment, Inc. (the "**Company**") would like to provide further clarification of our responses to certain questions raised in the SEC Staff's comment letter dated November 9, 2021 (the "**Letter**") and further discussed on December 13, 2021 and January 5, 2022. For ease of reference, we have set forth the Staff's comments included in the Letter in bold font and the Company's responses below.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements
Note 15 - Segment Information, page 74

1. **We read your responses and revised disclosures related to comments 4 and 5. Please tell us in greater detail how you determined that each of your aggregated operating segments have similar regulatory environments and similar economic characteristics. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please also confirm that you will continue to provide the segment disclosures discussed in ASC 280-10-50-22(c) through (j), as applicable, without presenting a second measure of segment profit in the ASC 280 segment footnote.**

Response:

In addition to our response submitted to the SEC Staff on December 22, 2021, the Company would like to provide additional commentary regarding the adjusted EBITDA margin differences between the Nevada Taverns operating segment and the Nevada Distributed Gaming and Montana Distributed Gaming operating segments during recent reporting periods.

Substantially all (64 out of 66) of the Company's taverns are located in Las Vegas, which, given Las Vegas' reliance on the tourism industry, experienced significant volatility in economy throughout 2020 and into 2021. At the inception of the pandemic, Las Vegas experienced the second highest unemployment rates in the country at over 34%. As tourism returned to Las Vegas throughout the second half of 2020 and into 2021 through both an easement of travel and social distancing restrictions combined with significant government stimulus, Las Vegas and the Company's taverns recovered more rapidly than distributed gaming locations outside of Las Vegas. The increased discretionary spending in Las Vegas and pent up customer demand for gaming resulted in record revenues at our tavern locations in 2021.

The pandemic also created labor shortages and supply chain disruptions, which limited our tavern operations and product offering. This also contributed to the adjusted EBITDA margin expansion for the Company's Nevada Taverns operating segment since we operated our taverns with reduced staff and limited menu offerings compared to historical periods despite generating record revenues.

While the Company is still in the process of creating its budget for 2022 and evaluating the potential impact of the latest COVID-19 variant, it is the Company's expectation that the Nevada Taverns revenues will decline from record 2021 levels, normalizing the adjusted EBITDA margin towards the end of 2022 and becoming consistent with the adjusted EBITDA margin of the Nevada and Montana Distributed Gaming operating segments over the long-term. The Company will continue to evaluate the adjusted EBITDA margins for its Nevada Taverns compared to its other Distributed Gaming operating segments and if meaningful differences persist throughout 2022, the Company will reevaluate the aggregation of these operating segments.

We appreciate the time and timely feedback the SEC Staff has provided on our segment reporting in order to resolve this matter expeditiously. If you have any further questions or comments, please contact me at 702-891-4266 or at cprotell@goldenent.com.

Regards,

/s/ Charles H. Protell

Charles H. Protell
Golden Entertainment, Inc.
President and Chief Financial Officer

Cc: Ryan H. Cupersmith, Ernst & Young LLP
        Steven Stokdyk, Latham & Watkins LLP
        Ann Buckingham, Latham & Watkins LLP
        Tom Haas, Golden Entertainment, Inc., Senior Vice President & Chief Accounting Officer